Exhibit 2.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, Pyxis Tankers Inc. had common stock, par value $0.001 per share (“common stock” or “common shares”), 7.75% Series A Cumulative Convertible Preferred Shares, par value $0.001 per share ( “Series A Preferred Shares”), and Warrants to purchase common stock, par value of $0.001 per share (“Warrants”), registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless otherwise indicated in this description of securities, “Pyxis,” the “Company,” “we,” “us” and “our” refer to Pyxis Tankers Inc. and not to its subsidiaries.

Under our Articles of Incorporation, our authorized capital stock consists of 450,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 are designated as preferred shares, par value $0.001 per share. As of December 31, 2020, we had 21,962,881 common shares issued and outstanding, 181,475 Series A Preferred Shares outstanding and 1,735,040 Warrants outstanding. All of our shares of stock are in registered form. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of the Marshall Islands or by our Articles of Incorporation or Bylaws.

DESCRIPTION OF COMMON SHARES

The following description sets forth certain material provisions of the Company’s common stock. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the Company’s Articles of Incorporation (the “Articles of Incorporation”) and Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 20-F of which this Exhibit is a part. We encourage you to refer to our Articles of Incorporation and Bylaws for additional information.

Holders of our common stock do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions.

Voting Rights

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Our directors are elected by a plurality of the votes cast at a meeting of stockholders entitled to vote. There is no provision for cumulative voting.

Directors are elected annually on a staggered basis. There are three classes of directors; each class serves a separate term length. Our board of directors has the authority to, in its discretion, fix the amounts which shall be payable to members of the board of directors and to members of any committee for attendance at the meetings of the board of directors or of such committee and for services rendered to us.

Dividend Rights

Subject to preferences that may be applicable to any outstanding preferred shares, holders of our common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends.

Liquidation Rights

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock are entitled to receive pro-rata the remaining assets available for distribution.

Limitations on Ownership

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of The Marshall Islands or by our Articles of Incorporation or Bylaws.

Anti-takeover Effect of Certain Provisions of our Articles of Incorporation and Bylaws

Certain provisions of Marshall Islands law and our articles of incorporation and bylaws could make the acquisition of the Company by means of a tender offer, a proxy contest, or otherwise, and the removal of our incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to work with our management.

Our articles of incorporation and bylaws include provisions that:

●	allow our board of directors to issue, without further action by the shareholders, up to 50,000,000 shares of undesignated preferred stock;

●	providing for a classified board of directors with staggered, three year terms;

●	prohibiting cumulative voting in the election of directors;

●	prohibiting stockholder action by written consent unless consent is signed by all stockholders entitled to vote on the action;

●	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of two-thirds of the outstanding shares of our common stock cast at an annual meeting of stockholders;

●	require that special meetings of our shareholders be called only by a majority of our board of directors or the chairman of the board; and

●	establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders.

Our articles of incorporation also prohibit us from engaging in any “Business Combination” with any “Interested Shareholder” (as such terms are explained further below) for a period of three years following the date the shareholder became an Interested Shareholder, unless:

●	prior to such time, our board of directors approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder;

●	upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

●	at or subsequent to such time, the Business Combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two thirds of the outstanding voting stock that is not owned by the Interested Shareholder; or

●	the shareholder became an Interested Shareholder prior to March 23, 2015.

These restrictions shall not apply if:

●	a shareholder becomes an Interested Shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an Interested Shareholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between the Company and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or

●	the Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required of a proposed transaction which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of the Board; and (iii) is approved or not opposed by a majority of the members of our board of directors then in office (but not less than one) who were directors prior to any person becoming an Interested Shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

(a) a merger or consolidation of the Company (except for a merger in respect of which, pursuant to the Marshall Islands Business Corporations Act (the “BCA”), no vote of our shareholders is required);

(b) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any direct or indirect wholly-owned subsidiary or to the Company) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

(c) a proposed tender or exchange offer for 50% or more of our outstanding voting shares.

Our articles of incorporation define a “Business Combination” to include:

●	any merger or consolidation of the Company or any direct or indirect majority-owned subsidiary of the Company with (i) the Interested Shareholder or any of its affiliates, or (ii) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Shareholder;

●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Company, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding shares;

●	any transaction which results in the issuance or transfer by the Company or by any direct or indirect majority-owned subsidiary of the Company of any shares, or any share of such subsidiary, to the Interested Shareholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares, or shares of any such subsidiary, which securities were outstanding prior to the time that the Interested Shareholder became such; (B) pursuant to a merger with a direct or indirect wholly-owned subsidiary of the Company solely for purposes of forming a holding company; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares, or shares of any such subsidiary, which security is distributed, pro-rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (D) pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of said shares; or (E) any issuance or transfer of shares by the Company; provided however, that in no case under items (C)-(E) of this subparagraph shall there be an increase in the Interested Shareholder’s proportionate share of the any class or series of shares;

●	any transaction involving the Company or any direct or indirect majority-owned subsidiary of the Company which has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares, or shares of any such subsidiary, or securities convertible into such shares, which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

●	any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Company), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted above) provided by or through the Company or any direct or indirect majority-owned subsidiary.

Our articles of incorporation define an “Interested Shareholder” as any person (other than the Company, Maritime Investors and any direct or indirect majority-owned subsidiary of the Company or Maritime Investors and its affiliates) that:

●	is the owner of 15% or more of our outstanding voting shares; or

●	is an affiliate or associate of the Company and was the owner of 15% or more of the outstanding voting shares of the Company at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder; and the affiliates and associates of such person; provided, however, that the term “Interested Shareholder” shall not include any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Company; provided that such person shall be an Interested Shareholder if thereafter such person acquires additional shares of voting shares of the Company, except as a result of further Company action not caused, directly or indirectly, by such person.

DESCRIPTION OF PREFERRED STOCK

Our board of directors has the authority to authorize the issuance from time to time of one or more classes of preferred stock with one or more series within any class thereof, with such voting powers, full or limited, or without voting powers and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions thereon as shall be set forth in the resolution or resolutions adopted by our board of directors providing for the issuance of such preferred stock. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock.

Description of Series A Preferred Shares

In October 2020, we issued 200,000 units (the “Units”) at a price of $25.00 per Unit (the “Series A Preferred Share and Warrants Transaction”). Each Unit was immediately separable into (i) one Series A Preferred Shares, and (ii) eight Warrants.

The following summary of the terms and provisions of the Series A Preferred Shares does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation, the form of Certificate of Designation establishing the Series A Preferred Shares (the “Certificate of Designation”), filed as an exhibit to the registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 13, 2020 (File No. 333-245405), as amended.

Dividends. Holders of the Series A Preferred Shares will be entitled to receive, when, as and if declared by our board of directors, cumulative cash dividends payable monthly in an amount per Series A Preferred Share equal to $1.9375 per share each year, which is equivalent to 7.75% of the $25.00 liquidation preference per share per annum. Dividends on the Series A Preferred Shares will be payable monthly in arrears, beginning with the month ending October 31, 2020. To the extent declared by our board of directors, dividends will be payable not later than twenty (20) days after the end of each calendar month, starting on November 20, 2020. Dividends on the Series A Preferred Shares will accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared by our board of directors.

Right to Elect One Director Upon Nonpayment. If the Company fails to make a cash dividend payment with respect to eighteen (18) or more consecutive or non-consecutive monthly dividends (a “Dividend Nonpayment”), the holders of the Series A Preferred Shares, voting as a separate class, will be entitled to vote for the election of one additional director to serve on our board of directors until all dividends that are owed have been paid. Under these provisions, the authorized number of directors on our board of directors shall, at the next meeting of the board of directors, be increased by one and holders of Series A Preferred Shares, voting together as a single class, shall be entitled, at our next annual meeting of shareholders called for the election of directors or at a special meeting of shareholders called by the board of directors, to vote for the election of one additional member of the board of directors (the “Preferred Share Director”); provided that (i) any Preferred Share Director shall be reasonably acceptable to the board of directors and the Nominating and Corporate Governance Committee thereof, acting in good faith, (ii) the election of any such Preferred Share Director will not cause the Company to violate the corporate governance requirements of Nasdaq Capital Market (“Nasdaq”), including the rules and regulations applicable to “foreign private issuers” (or any other exchange or automated quotation system on which our securities may be listed or quoted), and (iii) that such Preferred Share Director may not be subject to any “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualifying Event”), except for a Disqualifying Event covered by Rule 506(d)(2) or (d)(3). In the event of a Dividend Nonpayment, the holders of at least 50% of the outstanding Series A Preferred Shares may request that the board of directors call a special meeting of shareholders to elect such Preferred Share Director; provided, however, to the extent permitted by our bylaws, if the next annual or a special meeting of shareholders is scheduled to be held within 90 days of the receipt of such request, the election of such Preferred Share Director shall be included in the agenda for, and shall be held at, such scheduled annual or special meeting of shareholders. The Preferred Share Director shall stand for reelection annually, at each subsequent annual meeting of the shareholders, so long as the holders continue to have such voting rights. At any meeting at which the holders are entitled to elect a Preferred Share Director, the holders of record of at least one-third of the then outstanding Series A Preferred Shares, present in person or represented by proxy, shall constitute a quorum and the vote of the holders of record of a majority of such Series A Preferred Shares so present or represented by proxy at any such meeting at which there shall be a quorum shall be sufficient to elect the Preferred Share Director. If and when all accumulated and unpaid dividends on Series A Preferred Shares have been paid in full (a “Nonpayment Remedy”), the holders shall immediately and, without any further action by us, be divested of the voting rights described in this section, subject to the revesting of such rights in the event of a subsequent Dividend Nonpayment. If such voting rights for the holders shall have terminated, the term of office of the Preferred Share Director so elected shall terminate at the next annual meeting of shareholders following the date of the Nonpayment Remedy or his or her earlier death, resignation or removal and the authorized number of directors on the board of directors shall automatically decrease by one. The Preferred Share Director may be removed at any time, with or without cause, by the holders of a majority in voting power of the outstanding Series A Preferred Shares then outstanding when they have the voting rights described in this section. In the event that a Dividend Nonpayment shall have occurred and there shall not have been a Nonpayment Remedy, any vacancy in the office of a Preferred Share Director (other than prior to the initial election of the Preferred Share Director after a Dividend Nonpayment) may be filled by a vote of the holders of a majority in voting power of the outstanding shares of Series A Preferred Shares then outstanding when they have the voting rights described above; provided that (i) any Preferred Share Director shall be reasonably acceptable to the board of directors and the Nominating and Corporate Governance Committee thereof, acting in good faith, (ii) the election of any such Preferred Share Director will not cause the Company to violate the corporate governance requirements of Nasdaq, including the rules and regulations applicable to “foreign private issuers” (or any other exchange or automated quotation system on which our securities may be listed or quoted), and (iii) that such Preferred Share Director may not be subject to any “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualifying Event”), except for a Disqualifying Event covered by Rule 506(d)(2) or (d)(3). The Preferred Share Director shall be entitled to one vote on any matter that shall come before the board of directors for a vote.

Voting Rights. In addition to the voting rights discussed above, so long as any Series A Preferred Shares are outstanding and remain unredeemed, the Company may not, without the vote or consent of the holders of a majority of the Series A Preferred Shares: (i) engage in a merger, consolidation or share exchange that materially and adversely affects the rights, preferences or voting power of the Series A Preferred Shares, unless Series A Preferred Shares are converted into or exchanged for (A) cash equal to or greater than the applicable redemption price per share or (B) preferred shares of the surviving entity having rights, preferences and privileges that are materially the same as those of the Series A Preferred Shares; (ii) amend our Articles of Incorporation or the Certificate of Designation to materially and adversely affect the rights, preferences or voting power of Series A Preferred Shares; or (iii) declare or pay any junior dividends or repurchase any junior securities during any time that all dividends on the Series A Preferred Shares have not been paid in full in cash.

Call Feature. Beginning October 13, 2023, we may, at our option, redeem the Series A Preferred Shares, in whole or in part, by paying $25.00 per share, plus any accrued and unpaid dividends to the date of redemption.

Liquidation Preference of Series A Preferred Shares. If we liquidate, dissolve or wind up, holders of the Series A Preferred Shares will have the right to receive $25.00 per share, plus all accumulated, accrued and unpaid dividends (whether or not earned or declared) to and including the date of payment, before any payments are made to the holders of our common shares or to the holders of equity securities the terms of which provide that such equity securities will rank junior to the Series A Preferred Shares. The rights of holders of Series A Preferred Shares to receive their liquidation preference also will be subject to the proportionate rights of any other class or series of our capital stock ranking in parity with the Series A Preferred Shares as to liquidation.

Conversion at Option of Holder. Each Series A Preferred Share, together with accrued but unpaid dividends, is convertible into common shares at an initial conversion price (the “Conversion Price”) of $1.40 per common share, which initially equals 17.86 common shares, at any time at the option of the holder, subject to adjustment for the Anti-Dilution Provisions set forth below.

Anti-Dilution Provisions. The Conversion Price is subject to adjustment for: (i) the payment of stock dividends or other distributions payable in common shares on any class or series of our capital stock; (ii) the issuance to all holders of common shares of certain rights or warrants entitling them to subscribe for or purchase common shares at a price per share less than the market price per common share; (iii) subdivisions, combinations and reclassifications of common shares; and (iv) distributions to all holders of common shares of any shares of stock (excluding common shares) or evidence of indebtedness or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to in clause (i), (ii) or (iii) above and dividends and distributions paid in cash). For the avoidance of doubt, the Conversion Price will not be adjusted for any issuances of equity securities and equity-linked securities, for any issuances of securities in connection with employee stock incentive programs or shares issued under that certain promissory note originally issued on October 28, 2015 and subsequently amended and restated on May 14, 2019.

Market Trigger Conversion. We, at our option, may cause the Series A Preferred Shares, together with accrued but unpaid dividends, to be converted, which we refer to as a “Market Trigger Conversion,” in whole or in part, on a pro rata basis, into fully paid and nonassessable common shares at the Conversion Price if the trading price of the common shares shall have equaled or exceeded 170% of the Conversion Price for at least 20 trading days in any 30 consecutive trading day period ending five days prior to the Market Trigger Conversion Date which is defined below.

Buy-In on Failure to Timely Deliver Certificates Upon Conversion. If we fail to deliver to a holder a certificate representing shares issuable upon the valid conversion of such holder’s Series A Preferred Shares or fail to credit such holder’s balance account with the Depository Trust Company with such shares, as applicable, by the earlier of (i) two trading days and (ii) the number of trading days comprising the Standard Settlement Period after the applicable conversion date (the “Share Delivery Date”) (other than a failure caused by incorrect or incomplete information provided by the holder to us), and if after such Share Delivery Date the holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the holder’s brokerage firm otherwise purchases, common shares to deliver in satisfaction of a sale by such holder of the shares which the holder was entitled to receive upon the conversion relating to such Share Delivery Date, then we are obligated to (A) pay in cash to the holder (in addition to any other remedies available to or elected by the holder) the amount by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the common shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of common shares that the Company was required to deliver to the holder in connection with the conversion at issue, times (2) the price at which the sell order giving rise to such purchase obligation was executed; provided, however, that such holder provides reasonable evidence of the date and time of such sell order and such sell order occurred after the date on which we were obligated to deliver such common shares and prior to the delivery of the common shares related to such conversion, and (B) at the option of the holder, either reissue (if surrendered) the Series A Preferred Shares equal to the number of Series A Preferred Shares submitted for conversion or deliver to the holder the number of common shares that would have been issued if we had timely complied with our delivery requirements.

Change of Control. If we undergo a “Change of Control” (as defined below) that was pre-approved by the Company’s board of directors, holders of Series A Preferred Shares have the option to (i) demand that the Company redeem the Series A Preferred Shares at (a) $26.63 per Series A Preferred Share from the date of issuance until and not including October 13, 2021, (b) $25.81 per Series A Preferred Share on or after October 13, 2021 until and not including October 13, 2022, and (c) $25.00 on or after October 13, 2022, or (ii) continue to hold the Series A Preferred Shares.

“Change of Control” means that (i) Mr. Valentios “Eddie” Valentis and his affiliates cease to own at least 20% of the voting securities of the Company, or (ii) a person or group acquires at least 50% voting control of the Company, and in the case of each of either (i) or (ii), neither the Company nor any surviving entity has its common stock listed on a recognized U.S. exchange.

Ranking. The Series A Preferred Shares, with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up, will rank:

● senior to our common shares and any other class of equity securities the terms of which provide that such equity securities will rank junior to the Series A Preferred Shares;

● on parity (pari passu) with any equity securities the terms of which provide that such equity securities will rank without preference or priority over the other; and

● junior to any equity securities the terms of which provide that such equity securities will rank senior to the Series A Preferred Shares, and to all of our existing and future debt, including, prior to conversion of such debt, any debt convertible into our equity securities.

We will be restricted in our ability to issue or create any class or series of capital stock ranking senior to the Series A Preferred Shares with respect to dividends or distributions, unless the holders of at least 66.67% of the then outstanding Series A Preferred Shares consent to the same.

Exchange Listing. As of the date hereof, the Series A Preferred Shares are listed on Nasdaq under the symbol “PXSAP.”

Transfer and Dividend Paying Agent. V Stock Transfer, LLC will act as the transfer and dividend payment agent and registrar in respect of the Series A Preferred Shares.

Description of Warrants

As referenced above, in October 2020, the Company issued 200,000 Units at a price of $25.00 per Unit pursuant to the Series A Preferred Share and Warrants Transaction. Each Unit was immediately separable into (i) one Series A Preferred Share, and (ii) eight Warrants.

The following summary of the terms and provisions of the Warrants does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation, the form of Warrant Agency Agreement establishing the terms of the Warrants, each of which is filed as an exhibit to the registration statement on Form F-1 filed with the SEC on August 13, 2020 (File No. 333-245405), as amended.

Form. The Warrants were issued under a Warrant Agency Agreement (the “Warrant Agreement”) between the Company and VStock Transfer, LLC, as warrant agent (the “Warrant Agent”). The material terms and provisions of the Warrants are summarized below. The following description is subject to, and qualified in its entirety by, the Warrant Agreement, which is filed as an exhibit to the registration statement on [F-1] filed with the SEC on [●]. You should review a copy of the form of Warrant Agreement and accompanying form of Warrant for a complete description of the terms and conditions applicable to the Warrants.

Exercisability. The Warrants are exercisable immediately upon issuance and will thereafter remain exercisable at any time up to five (5) years from the date of original issuance. The Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of common shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). No fractional common shares will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will round down to the nearest whole share.

Cashless Exercise. If, at any time during the term of the Warrants, the issuance of common shares upon exercise of the Warrants is not covered by an effective registration statement, the holder is permitted to effect a cashless exercise of the Warrants (in whole or in part) by having the holder deliver to us a duly executed exercise notice, canceling a portion of the Warrant in payment of the purchase price payable in respect of the number of common shares purchased upon such exercise.

Failure to Timely Deliver Shares. If we fail to deliver to the investor a certificate representing shares issuable upon the valid exercise of a Warrant or fail to credit such investor’s balance account with the Depository Trust Company with such shares issuable upon the valid exercise of a Warrant by the third trading day after the exercise date as required by the Warrant, and if the investor purchases the common shares after that third trading day to deliver in satisfaction of a sale by the investor of the underlying Warrant shares that the investor anticipated receiving from us, then, within three trading days of receipt of the investor’s request, we shall (A) pay in cash to the holder the amount, if any, by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the common shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of common shares that the Company was required to deliver to the holder in connection with the Warrant exercise at issue, times (2) the price at which the sell order giving rise to such purchase obligation was executed; provided, however, that such holder provides reasonable evidence of the date and time of such sell order and such sell order occurred after the date on which we were obligated to deliver such common shares and prior to the delivery of the common shares related to such Warrant exercise, and (B) at the option of the holder, either reinstate the portion of the Warrant and equivalent number of common shares underlying such Warrant for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the holder the number of common shares that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder.

Exercise Price. Each Warrant represents the right to purchase a common share at an exercise price equal to $1.40 per share, subject to adjustment as described below. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our shareholders.

Exchange Listing. As of October 8, 2020, the Warrants are listed on Nasdaq under the symbol “PXSAW.” We cannot provide any assurance that a liquid or active trading market for the Warrants will develop. The common shares underlying the Warrants are listed for trading on Nasdaq under the symbol “PXS.”

Rights as a Shareholder. Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of our common shares, the holder of a Warrant does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the Warrant.

Governing Law and Jurisdiction. The Warrant Agency Agreement provides that the validity, interpretation, and performance of the Warrants and the Warrant Agency Agreement will be governed by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. In addition, the Warrant Agency Agreement provides that any action, proceeding or claim against the Company arising out of or relating to the Warrants or the Warrant Agency Agreement must be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. Investors in this offering will be bound by these provisions. However, we do not intend that the foregoing provisions would apply to actions arising under the Securities Act or the Exchange Act.

Warrant Agent. VStock Transfer, LLC will act as our Warrant Agent for the Warrants.

Marshall Islands Company Considerations

Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. As a result, you may have more difficulty protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the General Corporation Law of the State of Delaware relating to shareholders’ rights.

Marshall Islands	Delaware
Shareholder Meetings
Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held within or without the Marshall Islands.	May be held within or without Delaware.

Notice:	Notice:

Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting. Notice of a special meeting shall also state the purpose for which the meeting is called.	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

A copy of the notice of any meeting shall be given personally, sent by mail or by electronic mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights
Unless otherwise provided in the articles of incorporation, any action required to be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by all the shareholders entitled to vote with respect to the subject matter thereof, or if the articles of incorporation so provide, by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation or bylaws, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Merger or Consolidation
Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting.	Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.	Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.	Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.	Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Directors
The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.	The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.

If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.	If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.

Removal:	Removal:

Any or all of the directors may be removed for cause by vote of the shareholders.	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.	In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Dissenters’ Rights of Appraisal
Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder under the BCA to receive payment of the appraised fair value of his shares shall not be available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting shareholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is offered for consideration is (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

● Alters or abolishes any preferential right of any outstanding shares having preference; or

● Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

● Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

● Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholder’s Derivative Actions
An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.	Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile).

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of the Marshall Islands.

Reasonable expenses including attorney’s fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of outstanding shares or holds voting trust certificates or a beneficial interest in shares representing less than 5% of any class of such shares and the shares, voting trust certificates or beneficial interest of such plaintiff has a fair value of $50,000 or less.